UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-35352

Wellesley Bancorp, Inc.

(Exact name of registrant as specified in its charter)

100 Worcester Street, Suite 300

Wellesley, Massachusetts 02481

(781) 235-2550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Wellesley Bancorp, Inc. merged with and into Cambridge Bancorp on June 1, 2020, at which time the separate corporate existence of Wellesley Bancorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cambridge Bancorp, as successor by merger to Wellesley Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAMBRIDGE BANCORP As successor by merger to Wellesley Bancorp, Inc.

By:	/s/ Michael F. Carotenuto
	Name:	Michael F. Carotenuto
	Title:	Chief Financial Officer

Date: June 9, 2020